Resolution: Mexico, Federal District, on the 25th day of April 2007.

Add to your records the writings recorded under numbers 6184 and 6438, submitted by Enrique Gutiérrez Flores, representative of the company under the terms of Article 1069 of the Commercial Code, as well as Enrique Estrella Menéndez, conciliator in this concurso action, who are deemed to have made the statements they indicate, and inasmuch as from the proceedings it can be seen that through an interlocutory order of January 9, 2007, Gonzalo Alarcón Iturbide was admitted as legal agent of the allowed creditor GOLDMAN SACHS & CO., and inasmuch as from the final agreement of January 8 of the current year, presented by the conciliator, it can be seen that the aforementioned agent signed the agreement specified in the preceding lines, as a result, as the parties-in-interest request, the judgment dated March 30, 2007 is clarified, only for the effect that the aforementioned creditor shall be included in the list of signatory creditors and not so in that of the non-signatories, changing the percentage of signatory creditors from 88.62% to 89.17%, which makes a total of 1,472,270,004.90 UDIS, as well as the percentage of non-signatory creditors from 11.38% to 10.83%, which clarification is made for all the appropriate legal effects, in virtue of the fact that the total effect of the aforementioned resolution is not affected with respect to approving the final agreement given the majority of signatory creditors of the participant in the concurso, the foregoing based on Article 1331, in relation to Article 1079, Section III, of the Commercial Code, supplementarily applicable to the Mexican Business Reorganization Act (Ley de Concursos Mercantiles).

Furthermore, add to your records the writing recorded under number 6437 from the conciliator in this concurso mercantil, by means of which he shows his fourth bimonthly report of work performed in the company’s business, as a result, make it available for viewing by the company, the suppliers, the inspectors and the Instituto Federal de Especialistas de Concursos Mercantiles such that within the term of three days, they state that which is in their interest, the foregoing pursuant to the terms of Article 59 of the Mexican Business Reorganization Act.

Finally, insofar as the writing recorded under number 6438, submitted by the conciliator in this concurso action, which answers the hearing ordered through an interlocutory order of April 16th of the current year, and to that end he is deemed reporting that he takes cognizance of the payments that the company reported under the terms of Article 43, Section VIII, of the Mexican Business Reorganization Act, and for the effects established in Article 75 of the selfsame act.

Notify and by list publish in the offices of the Court.